UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number  0-6394

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer of securities held pursuant to the

plan and address of its principal executive office)

REQUIRED INFORMATION

A.                                    Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.                                    Exhibits

23                                    Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 27, 2008	PACCAR INC SAVINGS INVESTMENT PLAN

		By:	/s/ Jack LeVier
J. K. LeVier
Vice President - Human Resources
PACCAR Inc

Financial Statements and Supplemental Schedules

PACCAR Inc Savings Investment Plan

December 31, 2007 and 2006 and Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

PACCAR Inc
Savings Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006 and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Administrator

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of the Plan’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Seattle, Washington	/s/ ERNST & YOUNG LLP
June 27, 2008

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31	2007	2006
Assets
Investments, at fair value:
Money market funds	$155,323	$155,213
Commingled trust funds	197,801,886	199,031,987
Mutual funds	452,163,839	391,002,629
Common stock	1,170,809,942	981,906,112
Participant loans	31,783,494	32,111,609
Total investments	1,852,714,484	1,604,207,550
Dividends receivable	22,088,061	30,822,157
Due from broker for securities sold	588,050	1,534,267
Total assets	1,875,390,595	1,636,563,974

Liabilities
Accrued expenses	43,088	41,903
Net assets reflecting all investments at fair value	1,875,347,507	1,636,522,071
Adjustment from fair value to contract value for investment contracts held by commingled trust funds (Note 7)	870,201	1,325,614
Net assets available for benefits	$1,876,217,708	$1,637,847,685

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2007
Additions
Investment income:
Net appreciation of investments	$273,801,912
Interest and dividends	66,737,594
340,539,506
Contributions:
Company	18,422,744
Participants	38,983,336
57,406,080
Total additions	397,945,586

Deductions
Benefits paid to participants	159,349,434
Administrative expenses	226,129
Total deductions	159,575,563

Net increase	238,370,023
Net assets available for benefits at beginning of year	1,637,847,685
Net assets available for benefits at end of year	$1,876,217,708

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (the Company). Covered employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $15,500 and $15,000 for 2007 and 2006, respectively. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with Code Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2007 and 2006 was $5,000.

For eligible participants who are actively employed at December 31 of each year, the Company matches participant contributions (excluding age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions. The Company’s matching contributions of $18,422,744 and $18,462,196 were unallocated at December 31, 2007 and 2006, respectively. The matching contributions are allocated to participant accounts in January each year based on determination of eligibility as described above. The Company matches contributions in the form of PACCAR Inc common stock. The Company may suspend or reduce its contributions when its “Consolidated Net Earnings” are less than 8% of the Company’s “Capital Base,” as defined by the Plan.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options for either existing or future participant contributions, subject to trading limitations on certain of the Plan’s individual fund options.

Effective April 1, 2005, PACCAR Inc amended and restated the Plan to provide that a portion of the Plan will constitute an employee stock ownership plan within the meaning of IRC Section 4975(e)(7). Effective July 1, 2005, participants can choose to reinvest dividends in PACCAR Inc common stock or they can elect to receive the dividends in cash.

Effective January 1, 2007, all participants with three or more years of service have the ability to make an unlimited number of transfers, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan.

Participant Loans

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 5.0% to 10.5% on loans outstanding as of December 31, 2007. Principal and interest are repaid either through after-tax payroll deductions or by personal check sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

Benefit Payments

Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. Also, active employees who reach age 70½ have the additional options of electing to have their account balances distributed to them or to receive minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the Fidelity Managed Income Portfolio II (MIP II), as subsequently defined) is based on the net asset value of units on the last business day of the Plan’s year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (MIP II Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the MIP II Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the MIP II Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the MIP II Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

New Accounting Principle

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

During the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2007	Net Appreciation (Depreciation) in Fair Value of Investments

Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	$5,019,700

Fidelity mutual funds:
Contrafund	20,318,092
Asset Manager 70%	2,248,385
Asset Manager 50%	(1,089,930)
Asset Manager 20%	(321,401)
Freedom Income	(106,355)
Freedom 2000	(25)
Freedom 2010	107,049
Freedom 2020	160,594
Freedom 2030	115,989
Freedom 2040	123,313

Other mutual funds:
PIMCO Total Return Fund:
Institutional Class	646,157
Morgan Stanley Institutional Fund, Inc:
International Equity Portfolio Class I	(3,038,221)
JP Morgan Mid Cap Value Fund:
Institutional Class	(2,339,499)

Other investments:
PACCAR Inc common stock	251,958,064
$273,801,912

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

December 31	2007	2006

PACCAR Inc common stock*	$1,170,809,942	$981,906,112
Contrafund	189,698,998	171,562,761
Managed Income Portfolio II Class 2	114,777,402	110,559,124
U.S. Equity Index Commingled Pool**	—	88,472,863

*      Includes Company matching contributions, some of which are nonparticipant-directed.

**   The fair value of investments represents less than 5% of the Plan’s net assets as of December 31, 2007.

4. Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in PACCAR Inc common stock, in which participant-directed investments also are made. The investment activity cannot be split between participant-directed and nonparticipant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to the nonparticipant-directed and participant-directed transactions in PACCAR Inc common stock.

December 31	2007	2006
Investments in PACCAR Inc common stock at fair value	$1,170,809,942	$981,906,112
Dividends receivable	21,523,367	30,350,298
	$1,192,333,309	$1,012,256,410

Year Ended December 31	2007
Changes in net assets:
Contributions	$27,741,129
Dividends and interest	26,599,742
Net appreciation in fair value	251,958,064
Net transfers to other participant-directed investments	(63,565,568)
Benefits paid to participants	(62,772,778)
Net participant loan repayments	116,310
$180,076,899

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 2, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

To comply with the Pension Protection Act of 2006, the Plan was amended and restated effective January 1, 2006. On January 30, 2007, an application for a new determination letter for the Plan was submitted to the IRS. As of May 31, 2008, the application was still being processed.

6. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $161,494,185 and sales totaling $366,101,151 of PACCAR Inc common stock during 2007. The Plan received dividends on this stock totaling $35,426,673 in 2007. Dividends receivable as of December 31, 2007 and 2006 were $21,523,367 and $30,350,298, respectively.

7. Reconciliation of Financial Statements to Form 5500

Effective January 1, 2006, the Plan adopted the FSP. The FSP was effective for plan years ending after December 15, 2006 and required fully benefit-responsive investment contracts held by defined contribution plans to be reported at fair value instead of contract value. A fully benefit-responsive investment contract is defined in the FSP to include investment contracts that the Plan invests in through its participation in the MIP II, a commingled trust fund.

As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the MIP II, as well as the adjustment of the investment in the MIP II from fair value to contract value relating to those investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

December 31	2007	2006
Net assets available for benefits per the financial statements	$1,876,217,708	$1,637,847,685
Less: Adjustment from fair value to contract value for investment contracts held by commingled trust funds	(870,201)	(1,325,614)
Net assets available for benefits per Form 5500	$1,875,347,507	$1,636,522,071

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2007 to Form 5500:

Year Ended December 31	2007
Increase in net assets per the financial statements	$397,945,586
Less: Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2007	(870,201)
Add: Adjustment from fair value to contract value for investment contracts held by commingled trust funds – December 31, 2006	1,325,614
Net income per Form 5500	$398,400,999

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110     Plan Number:  002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

		(c)
	(b)	Description of	(d)		(e)
(a)	Identity of Issue, Fund or Borrower	Investment	Cost		Current Value

	Money market funds
*	Fidelity Management Trust Company:
	Retirement Money Market	155,323 units		(1)	$155,323

	Commingled trust funds
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	115,647,603 units		(1)	114,777,402
	U.S. Equity Index Commingled Pool	1,734,012 units		(1)	83,024,484

	Mutual funds
*	Fidelity Management Trust Company:
	Contrafund	2,594,707 units		(1)	189,698,998
	Asset Manager 70%	2,704,515 units		(1)	45,949,713
	Asset Manager 50%	2,070,408 units		(1)	32,112,030
	Asset Manager 20%	1,864,541 units		(1)	23,250,824
	Freedom Income	501,172 units		(1)	5,738,416
	Freedom 2000	130,086 units		(1)	1,609,159
	Freedom 2010	1,332,837 units		(1)	19,752,651
	Freedom 2020	971,517 units		(1)	15,359,684
	Freedom 2030	496,025 units		(1)	8,194,337
	Freedom 2040	465,919 units		(1)	4,533,389
	PIMCO Total Return Fund:
	Institutional Class	2,413,730 units		(1)	25,802,775
	Morgan Stanley Institutional Fund, Inc:
	International Equity Portfolio Class I	1,914,590 units		(1)	36,224,045
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,791,187 units		(1)	43,937,818

	Other investments
*	PACCAR Inc common stock	21,490,534 shares	394,342,185		1,170,809,942

*	Participant loans	Maturing through
		November 23, 2022
		with interest rates
		5.0% – 10.5%	31,783,494		31,783,494
					$1,852,714,484

*	Indicates party in interest to the Plan.
(1)	Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110     Plan Number:  002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2007

					(h)
					Current Value
(a)	(b)				of Asset on
Identity of Party Involved	Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	Transaction Date	(i) Net Gain

Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$161,494,185	$—	$161,494,185	$161,494,185	$—
	Common stock	$—	$366,101,151	$224,541,628	$366,101,151	$141,559,523

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.